27 October, 2000

Dear QCT Shareholder
The Broken Hill Proprietary Company Limited ("BHP") and Mitsubishi Development Pty. Ltd. ("Mitsubishi") are pleased to inform you that their revised offer for your shares in QCT Resources Limited ("QCT") is no longer subject to any conditions. The offer is made by their jointly owned bidding vehicle MetCoal Holdings (Qld) Pty Ltd ("MetCoal").

On 16 October, 2000, MetCoal announced it would increase the offer price. All shareholders of QCT who accept the offer will receive $1.20 from MetCoal. In addition, all shareholders of QCT who acquired their shares in QCT prior to when the shares commenced trading ex-dividend on 18 October, 2000 will receive a fully franked 10c special dividend from QCT, as announced by QCT on 13 October, 2000.

The payment terms have now been shortened to five business days for all accepting shareholders.

MetCoal is now entitled to more than 80.2% of the shares in QCT.
Four representatives of BHP and Mitsubishi have now been appointed to the QCT Board. At the conclusion of the QCT Board meeting scheduled for 1 November, 2000, it is expected that MetCoal will have majority representation on the QCT Board.

In addition, you may already be aware that the directors of QCT have unanimously recommended that you accept the MetCoal offer.
In making their recommendation, your QCT directors made the following points:

 . QCT's directors will be accepting the offer with respect to their own shares;

 . Despite an extensive international search and discussions with a number of parties, no alternative proposal for QCT shareholders has emerged; and

 . If MetCoal achieves acceptances for greater than 50.1% [which has now been achieved], the resultant reduction in market liquidity and ASX index weighting may place downward pressure on the QCT share price following closure of the offer. If you do not accept the offer you may be locked in to a minority holding in an investment with limited liquidity. The degree to which liquidity will be affected is dependent on the final level of acceptances received by MetCoal.

From the close of trading on 31 October, 2000, QCT is to be removed from the S&P/ASX 200, S&P/ASX 300 and Share Price Index.

You should also be aware that MetCoal has commenced and intends to continue purchasing ordinary shares in QCT on-market during the remainder of the offer period. MetCoal is permitted to do this under the Corporations Law as a consequence of MetCoal freeing the bid from defeating conditions on Monday 23 October, 2000.

The MetCoal offer is scheduled to close at 7.00pm (Melbourne time) on 3 November, 2000.

If you have any queries in relation to the offer, please call 1800 242 300. If you have questions as to how to accept the offer, or have misplaced your acceptance form, please call Computer Share Registry Services on 1800 102 850.

We urge you to accept the offer without delay.

Yours sincerely




Paul Anderson
Managing Director and CEO
The Broken Hill Proprietary Company Limited

Kenjiro Itadani
Managing Director
Mitsubishi Development Pty. Ltd.